

Mail Stop 7010

March 15, 2007

via U.S. mail and facsimile

Mr. Leroy M. Ball
Chief Financial Officer
Calgon Carbon Corporation
P.O. Box 717
Pittsburgh, PA 15230-0717

      RE: Calgon Carbon Corporation
             Form 10-K for the Year Ended December 31, 2005
             Filed March 30, 2006
             File No. 001-10776

Dear Mr. Ball:

We have reviewed your response letter dated March 8, 2007, to our letter dated February 12, 2007, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Your supplemental response to prior comment 6 discusses the aggregation of your Carbon and Service segments into a single operating segment based on the criteria defined in paragraph 17 of SFAS 131. We note these two segments have certain differences with respect to these criteria, resulting from the fact that product sold in the Service segment is to be used in your equipment under a leasing agreement or the customer intends to have the company reactivate the product (GAC). We also note certain differences in economic characteristics of the two segments over the past three years. However, your letter dated March 8, 2007, provides an analysis describing the criteria and your basis for determining the operating segments are sufficiently similar to meet the criteria in paragraph 17. Based on this analysis and considering management is in the best position to determine whether the characteristics of the two segments are similar enough to aggregate

into a single segment, we have no further comment. We urge you to continue to carefully consider the requirements of SFAS 131, including the aggregation criteria as they relate to the Carbon and Services segments, as well as your other operating segments.

2. Please amend your Forms 10-K for December 31, 2005, and 2004, to include the reports required by Rule 2-05 of Regulation S-X, as discussed in your supplemental response to comment 4 on January 16, 2007.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief